As filed with the Securities and Exchange Commission on June 29, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2010

Commission file number:  1-10899

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORP. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION

3333 NEW HYDE PARK RD, SUITE 100

NEW HYDE PARK, NY 11042

401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2010

KIMCO REALTY CORP. 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm BDO USA, LLP	1

Report of Independent Registered Public Accounting Firm McGladrey & Pullen, LLP.	2

Statements of Assets Available for Benefits as of December 31, 2010 and 2009	3

Statements of Changes in Assets Available for Benefits For the Years ended December 31, 2010 and 2009	4

Notes to Financial Statements	5–9

Supplemental Information - Schedule H, line 4i-Schedule of Assets (Held at December 31, 2010)	10

Exhibits:
23.1 Consent of Independent Registered Public Accounting Firm BDO USA, LLP 23.2 Consent of Independent Registered Public Accounting Firm McGladrey & Pullen, LLP

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Kimco Realty Corp. 401(k) Plan

New Hyde Park, New York

We have audited the accompanying statement of assets available for benefits of Kimco Realty Corp. 401(k) Plan (the “Plan”) as of and for the year ended December 31 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31 2010 and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2010 basic financial statements taken as a whole.  The accompanying supplemental schedule of assets held at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Melville, NY

June 29, 2011

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Kimco Realty Corp. 401(k) Plan

New Hyde Park, New York

We have audited the accompanying statement of assets available for benefits of Kimco Realty Corp. 401(k) Plan (the “Plan”) as of December 31, 2009 and the related statement of changes in assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2009, and the changes in assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

New York, New York

June 29, 2010

KIMCO REALTY CORP. 401(k) PLAN

Statements of Assets Available for Benefits

December 31, 2010 and 2009

	December 31, 2010	December 31, 2009

Assets:

Investments at Fair Value (see Note 4)	$48,521,742	$40,017,019

Notes Receivable:
Loans to participants	740,616	711,184

Receivables:
Participant	-	124,555
Employer	-	56,400

Assets reflecting investments at fair value	49,262,358	40,909,158

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	104,037	236,597

Assets available for benefits	$49,366,395	$41,145,755

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corp. 401(k) Plan

Statements of Changes in Assets Available for Benefits

For the Years ended December 31, 2010 and 2009

	December 31, 2010	December 31, 2009

Additions:
Investment activities:
Net appreciation in fair value of investments	$4,418,955	$5,607,198
Interest and dividends	1,151,426	787,406
Investment income	5,570,381	6,394,604

Contributions:
Participant	3,655,275	3,659,491
Rollovers	418,196	275,770
Employer	1,937,565	1,976,137
Total contributions	6,011,036	5,911,398

Other income:
Participant loan interest	39,687	41,184

Transfers in (see note 8):	41,968	-

Total increase	11,663,072	12,347,186

Deductions:
Benefits paid to participants	(3,442,432)	(3,223,289)

Net increase	8,220,640	9,123,897

Assets available for benefits:
Beginning of period	41,145,755	32,021,858

End of period	$49,366,395	$41,145,755

The accompanying notes are an integral part of these financial statements.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.

DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corp. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General – The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the “Company”) who have completed three months of service and are age eighteen or older.  Employees may elect to participate in the Plan on the first day of the month after completion of their first three months of service.  The Company will provide a matching contribution for participants who have completed one year of service, defined as 1,000 hours.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may contribute pre-tax annual compensation, as defined in the Plan, up to the maximum allowable amount determined by the Internal Revenue Service each calendar year ($16,500 in 2010 and 2009). Those who were age 50 or older during 2010 may take advantage of a higher pre-tax contribution limit of $22,000 (the limit for 2009 was also $22,000). Participants have the option to make changes to their percentage contribution election daily.  The Company matches participants’ contributions annually up to 5% of base compensation subject to IRS limitations.  In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company’s board of directors annually.  No discretionary contribution payments were made for the years ended December 31, 2010 and 2009.  All Company contributions are invested based upon participant account elections.

Effective January 1, 2009, the Plan was amended to adopt a safe harbor status for its matching contributions.  The employer will match the employee’s elective deferral contributions and catch-up contributions on a dollar-to-dollar basis up to 5% of the compensation contributed to the Plan on a per pay period basis.  The amount of compensation taken into consideration for purposes of this match is restricted to the annual pay limit of $245,000 for 2010 and 2009, as designated by the IRS.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct their contribution to be invested in any of the twenty-three mutual funds or Kimco Realty Company Stock Fund offered by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting – Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Loans to Participants – Participants may borrow from their fund accounts an amount aggregating the lesser of 50% of their total account balance or $50,000.  Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence.  The Plan allows for a participant to have two loans outstanding at one time.  The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on the prime rate plus 0.5% at time of issuance.  The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances.  The interest rate for loans outstanding at December 31, 2010 and 2009 ranged from 4.25% to 9.25%.

Payment of benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or select the installment plan, provided the participant’s account balance exceeds $5,000.  For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

2.

SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period.  The most significant estimates relate to the valuation of investments.  Actual results could differ from those estimates.  Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds and common stock investments are stated at fair market value as determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded when declared.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stock and mutual funds.  Such investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statements of assets available for benefits.

Fair Value

As described in the Financial Accounting Standards Board’s (“FASB”) guidance for Net Assets Available for Benefits, investment contracts held by a defined contribution plan are required to be reported at fair value.  The Plan invests in investment contracts through its investment in the Fixed Fund Institutional, a common collective trust.  The investment contract’s contract value is a relevant measurement attribute since the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the guidance, The Plan adjusted the investment’s contract value to its estimated fair value on the statement of net assets available for benefits as of December 31, 2010 and 2009. The common collective trust is not subject to restrictions regarding redemptions and there are no unfunded commitments to the fund. There are also no restrictions on the Net Asset Value (“NAV”) price or its equivalent.  (See footnote 4 for additional disclosure).

Subsequent Events

The Company monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which the Company is aware of were evaluated through the filing date of this Form 11-K.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06 aimed at improving disclosures about fair value measurements.  The standard requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy and to present information about purchases, sales, issuances and settlements on a gross basis in the reconciliation of fair value measurements using significant unobservable inputs (“Level 3 reconciliation”). Additionally, the standard clarified existing guidance regarding the level of disaggregation of fair value measurements and disclosures regarding the valuation techniques and inputs utilized in estimating Level 2 and Level 3 fair value measurements. The Plan’s financial statements reflect the adoption of the accounting standard on January 1, 2010, except for the disclosures regarding purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective, for the Plan, on January 1, 2011. The Plan does not anticipate that the adoption of this portion of the standard will have a material effect on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25 allowing participant loans to be measured at unpaid principal value plus accrued interest. Participant loans are no longer subject to the valuation and disclosure requirements of ASC 820. The adoption of this guidance did not have a material effect on the Plan’s financial statements.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 is intended to improve comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

3.

ASSETS HELD FOR INVESTMENT PURPOSES:

For the years ended December 31, 2010 and 2009 The Hartford (“Hartford”) served as trustee of the Plan.  The fair value of the following investments represent 5% or more of the Plan’s assets available for benefits at December 31, 2010 and 2009:

		12/31/10		12/31/09
Kimco Realty Company Stock Fund		$4,834,928		$3,333,101
MFS Bond Fund – A		$5,121,997		$2,717,344
MFS Fixed Fund Institutional		$4,321,513		$4,457,794
Davis New York Venture Fund -A		$2,828,369		$2,699,046
American Funds Growth Fund – A		$4,020,672		$3,640,591
MFS Research International Fund		$4,110,286		$3,163,492
Mutual Qualified Fund – A		$3,757,682		$3,463,065
Henderson International Opportunity Fund - A		$2,641,809	$	(a)
Janus Balanced – A	$	(a)		$3,045,747

(a)  Amount was below 5% threshold for this period

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the applicable period) appreciated/(depreciated) in value as follows for the Plan years ended December 31, 2010 and 2009:

	12/31/10	12/31/09
Mutual Funds	$3,304,864	$6,381,557
Common Stock	1,114,091	(774,359)
	$4,418,955	$5,607,198

4.

FAIR VALUE MEASUREMENTS:

The Plan follows the FASB’s Fair Value Measurements and Disclosures guidance relating to financial assets and liabilities.  This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

•

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

•

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

•

Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is minimal, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Plan’s financial instruments are measured under the fair value standard. The Plan currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

The table below presents the Plan’s investments measured at fair value on a recurring basis as of December 31, 2010 and 2009, aggregated by the level in the fair value hierarchy within which those measurements fall.

Investments Measured at Fair Value on a Recurring Basis at December 31, 2010:

	As of December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds:
Asset Allocation	$834,020	$834,020	$-	$-
Balanced Funds	2,060,349	2,060,349	-	-
Bond Funds	7,768,042	7,768,042	-	-
Domestic Stock	20,758,089	20,758,089	-	-
International Stock	7,944,801	7,944,801	-	-
Kimco Realty Company Stock Fund	4,834,928	4,834,928	-	-
Common Collective Trust Fund	4,321,513	-	4,321,513	-
Total Assets	$48,521,742	$44,200,229	$4,321,513	$-

Investments Measured at Fair Value on a Recurring Basis at December 31, 2009:

	As of December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds:
Asset Allocation	$549,129	$549,129	$-	$-
Balanced Funds	3,045,747	3,045,747	-	-
Bond Funds	5,271,506	5,271,506	-	-
Domestic Stock	16,770,805	16,770,805	-	-
International Stock	6,588,937	6,588,937	-	-
Kimco Realty Company Stock Fund	3,333,101	3,333,101	-	-
Common Collective Trust Fund	4,457,794	-	4,457,794	-
Total Assets	$40,017,019	$35,559,225	$4,457,794	$-

The Plan’s valuation methodology used to measure the fair values of money market funds and common stock fund were derived from quoted market prices as substantially all of these instruments have active markets and are classified within Level 1 of the valuation hierarchy.  The Plan invests in a Common Collective Investment Trust which is a public investment vehicle valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.  The Plan had no investments classified within the Level 3 of the valuation hierarchy as of December 31, 2010 and 2009.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

5.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, account balances will be distributed in accordance with Plan provisions.

6.

TAX STATUS:

The Plan has received a favorable opinion letter, dated March 31, 2008, from the Internal Revenue Service which states that the Plan qualifies under Section 401 (a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a).  The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.

7.

EXEMPT PARTY-IN-INTEREST TRANSACTIONS:

All administrative expenses and accounting fees of the Plan are paid by the Company.  Certain Plan investments are held in Kimco Realty Corporation common stock (the Plan Sponsor) or shares of mutual funds offered by Hartford (the Plan’s trustee). These investments, as well as participant loans, qualify as a permitted party-in-interest as defined by ERISA.

8.

PLAN MERGERS:

The following plans have merged into the Plan during the year ended December 31, 2010:

Effective Date	Plan Name	Amount
June 1, 2010	Price Legacy Corp. Inc. 401(K) Retirement Plan & Trust	$41,968

9.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

For the Plan year ended December 31, 2010, Form 5500 is prepared on the modified cash basis of accounting.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 2010 and 2009:

	2010	2009
Net assets available for benefits per financial statements	$49,366,395	$41,145,755
Employee contributions receivable	-	(124,555)
Employer contributions receivable	-	(56,400)
Net assets available for benefits per the Form 5500	$49,366,395	$40,964,800

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2010:

Contributions per financial statements	$6,011,036
Contributions receivable per financial statements at December 31, 2009	180,955
Contributions per the Form 5500	$6,191,991

KIMCO REALTY CORP. 401(k) PLAN

Supplemental Information

Schedule H, line 4i-Schedule of Assets (Held at December 31, 2010)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral and par, or maturity value	Current value

*MFS Corporate Plans Services	MFS Bond Fund – A (382,524 units)	$5,121,997
Thornburg Investment Management	Thornburg Core Growth Fund - A (109,365 units)	1,702,810
*MFS Corporate Plans Services	MFS Fixed Fund Institutional (4,425,551 units) (1)	4,321,513
Dreyfus	Dreyfus Strategic Value – A (69,487 units)	1,980,392
*MFS Corporate Plans Services	MFS Research International Fund - A (270,058 units)	4,110,286
Van Kampen Investments	Van Kampen Small Cap Growth Fund – A (129,265 units)	1,433,548
Franklin Templeton Investments	Mutual Qualified Fund - A (213,991 units)	3,757,682
Davis Funds	Davis New York Venture Fund - A (82,364 units)	2,828,369
American Funds Group	American Funds Growth Fund - A (132,085 units)	4,020,672
AEW Capital Management	AEW Real Estate A (23,891units)	387,508
Henderson Global Investors	Henderson International Opportunity – A (125,264 units)	2,641,809
*Kimco Realty Corporation	Kimco Realty Company Stock Fund (220,850 units)	4,834,928
Fred Alger Management, Inc.	Alger Capital Appreciation – I (82,252 units)	1,703,436
Columbia Management Group	Columbia Mid Cap Value Fund – A (95,447 units)	1,283,765
DWS Dream Funds	DWS Equity 500 Index Fund – S (4,708 units)	664,540
Franklin Templeton Investments	Franklin Strategic Income Fund – A (96,973 units)	1,010,456
*MFS Corporate Plans Services	MFS Lifetime 2010 Fund – A (12,042 units)	139,682
*MFS Corporate Plans Services	MFS Lifetime 2020 Fund – A (13,604 units)	148,553
*MFS Corporate Plans Services	MFS Lifetime 2030 Fund – A (30,168 units)	317,976
*MFS Corporate Plans Services	MFS Lifetime 2040 Fund – A (21,842 units)	227,809
Columbia Wagner Asset Manager	Columbia Acorn International – A (29,183 units)	1,192,706
Janus Capital Group, Inc.	Janus Balanced – A (82,151 units)	2,060,349
Janus Capital Group, Inc.	Perkins Small Cap Value – A (41,560units)	995,367
Franklin Templeton Investments	Templeton Global Bond Fund – A (120,352 units)	1,635,589
*Participant Loans	Participant loans (at rates ranging from 4.25% to 9.25% and terms of maturity ranging from 1 to 10 years at time of issuance)	740,616

		$49,262,358

See accompanying independent auditor’s report

*     Denotes a party-in-interest as defined by ERISA.

(1)  At contract value

KIMCO REALTY CORP. 401(k) PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 29th day of June, 2011.

Kimco Realty Corp. 401(k) Plan, as administrator

By: /s/ Michael V. Pappagallo

 Michael V. Pappagallo

Its: Chief Operating Officer